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   As filed with Securities and Exchange Commission on February 21, 1997.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                    FORM 8-B


          FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                _______________



                       HOME PRODUCTS INTERNATIONAL, INC.(1)
             (Exact name of Registrant as specified in its charter)




       Delaware                                       Applied For
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)



        4501 West 47th Street                          60632
        Chicago, Illinois                             (Zip Code)
        (Address of principal executive offices)



     Securities to be registered pursuant to Section 12(b) of the Act:  None



     Securities to be registered pursuant to Section 12 (g) of the Act:

                   Common Stock $0.01 par value per share
                   --------------------------------------
                              (Title of Class)





-------------------------------
(1) Home Products International, Inc., a Delaware corporation (the "REGISTRANT"), is the successor registrant to Selfix, Inc. (the "PREDECESSOR").


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ITEM 1. GENERAL INFORMATION.

     (a) Home Products International, Inc. (the "REGISTRANT") was organized as a corporation under the laws of the State of Delaware on February 7, 1997.

     (b) The Registrant's fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years.

ITEM 2. TRANSACTION OF SUCCESSION.

     (a) Selfix, Inc., a Delaware corporation, the only predecessor of the Registrant (the "PREDECESSOR" or "SELFIX"), had securities registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and listed on the Nasdaq National Market ("NASDAQ") at the time of succession.

     (b)  Effective as of 12:01 a.m. on February 18, 1997, pursuant to
Section 251(g) of the Delaware General Corporation Law and the Agreement and Plan of Merger, dated February 13, 1997, by and among the Predecessor, the Registrant and HPI Merger, Inc., a wholly owned Delaware subsidiary of the Registrant ("MERGER SUB"), the Merger Sub merged (the "MERGER") with and into the Predecessor, with the Predecessor as the surviving corporation. As a result of the Merger, Merger Sub ceased to exist, the Predecessor became a wholly owned subsidiary of the Registrant and (i) each issued and outstanding share of common stock of the Predecessor ("PREDECESSOR COMMON STOCK") was converted into and exchanged for one share of common stock, par value $0.01 per share, of the Registrant ("REGISTRANT COMMON STOCK"); (ii) each share of Predecessor Common Stock then held by Registrant in its treasury immediately prior to the Merger was converted into one share of Registrant Common Stock held by Registrant in its treasury immediately after the Merger; (iii) each issued and outstanding share of common stock of the Merger Sub was converted into one share of Predecessor Common Stock, and (iv) each share of Registrant Common Stock issued and outstanding immediately prior to the Merger was canceled without any consideration being paid therefor.

ITEM 3.  SECURITIES TO BE REGISTERED.

     The Registrant is authorized by its Certificate of Incorporation to issue up to 7,500,000 shares of common stock. As of February 28, 1997, there were 3,891,714 shares of common stock issued and outstanding.





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ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
         REGISTERED.

     The description of the common stock set forth in Item 1 of the Registration Statement on Form 8-A (No. 0-17237) of the Predecessor filed with the Securities and Exchange Commission on October 4, 1988, including any amendment or reports filed for the purpose of updating such description, is incorporated herein by reference. Copies of the Form 8-A and the Certificate of Incorporation of the Registrant have been filed with Nasdaq.



ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements. As provided in Instruction (a) of the Instructions as to Financial Statements for Form 8-B, no financial statements are being filed with this Registration Statement since the capital structure and balance sheet of the Registrant immediately after succession will be substantially the same as those of the Predecessor.

      (b)  Exhibits.


*2.1 Agreement and Plan of Merger, dated as of February 13, 1997, by and among Selfix, Inc., HPI Merger, Inc. and Home Products International, Inc.

*2.2 Agreement and Plan of Merger dated as of October 24, 1995, by and among Selfix, Inc., Mericon Corporation, Claw, L.L.C. and Dennis Buckshaw.

*3.1 Certificate of Incorporation of the Registrant filed with the Delaware Secretary of State on February 7, 1997.

*3.2  By-laws of the Registrant.

10.1 Predecessor's 1994 Stock Option Plan. Incorporated by reference from Exhibit A of Predecessor's Proxy Statement for its 1994 Annual Meeting.

10.2 Predecessor's 1991 Stock Option Plan. Incorporated by reference from Exhibit A of Predecessor's Proxy Statement for its 1991 Annual Meeting.


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10.3  Predecessor's 1987 Stock Option Plan. Incorporated by reference from
      Exhibit 10.8 to Predecessor's Form S-1 Registration Statement No.
      33-23881.

10.4 Lease, dated July 24, 1980, among Selfix as Tenant and NLR Gift Trust and MJR Gift Trust as Landlord concerning Selfix's facility in Chicago, Illinois. Incorporated by reference from Exhibit 10.9 to Predecessor's Form S-1 Registration Statement Registration Statement No. 33-23881.

10.5 Patent licensing agreement, dated as of November 2, 1971, between Selfix and Meyer J. Ragir concerning M.J. Molding Process. Incorporated by reference from Exhibit 10.13 to Predecessor's Form S-1 Registration Statement No. 33-23881.

10.6 Patent licensing agreement, dated as of November 15, 1971, between Selfix and Meyer J. Ragir concerning Suction Lock Products. Incorporated by reference from Exhibit 10.14 to Predecessor's Form S-1 Registration Statement No. 33-23881.

10.7 Patent licensing agreement, dated as of June 1, 1981, between Selfix and Meyer J. Ragir concerning Shower Organizer Products. Incorporated by reference from Exhibit 10.15 to Predecessor's Form S-1 Registration Statement No. 33-23881.

10.8 Loan Agreement dated December, 1989 between Selfix and Illinois Development Finance Authority in connection with Selfix's Industrial Revenue Bond. Incorporated by reference from Predecessor's Form 10-K for the year ended May 31, 1990.


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10.9   Loan Agreement dated September, 1990 between Selfix and Illinois
       Development Finance Authority in connection with Selfix's Industrial Revenue Bond (the "SERIES 1990 BONDS"). Incorporated by reference from Predecessor's Form 10-K for the fifty-two weeks ended December 28, 1991.


*10.10 Employment Agreement dated January 1, 1997 between Selfix and James R.
       Tennant, Chairman of the Board and Chief Executive Officer.

*10.11 Reimbursement Agreement by and among Selfix, Shutters, Inc. and LaSalle
       National Bank dated as of April 12, 1996 relating to letter of credit issued in connection with the Series 1990 Bonds.

11.1 Statement Regarding Computation of Earnings Per Share is included in the Notes to the Consolidated Financial Statements and is incorporated by reference from Exhibit 11.0 to Predecessor's Form 10-K for the fifty-two weeks ended December 30, 1995.

16.1 Letter re: Change in Certifying Accountant. Incorporated by reference from Exhibit 16.1 to Form 8-K filed by Predecessor on April 22, 1996.

*21.1  List of Subsidiaries.

27.1 Financial Data Schedule. Incorporated by reference from Exhibit 27.0 to Predecessor's Form 10-K for the fifty-two weeks ended December 30, 1995.

 * Filed herewith, exhibits not marked with an asterisk are incorporated by reference.

















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                                  SIGNATURE





     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                HOME PRODUCTS INTERNATIONAL, INC.



Dated:   February 18, 1997            By: /s/ James R. Tennant
                                          ---------------------
                                          James R. Tennant
                                          Chairman of the Board




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                                                                        FORM 8-B

                                 EXHIBIT INDEX



EXHIBIT
 NUMBER                         EXHIBIT TITLE
-------                         -------------

   *2.1 Agreement and Plan of Merger, dated as of February 13, 1997, by and among Selfix, Inc., HPI Merger, Inc. and Home Products International, Inc.

   *2.2 Agreement and Plan of Merger dated as of October 24, 1995, by and among Selfix, Mericon Corporation, Claw, L.L.C. and Dennis Buckshaw.

   *3.1 Certificate of Incorporation of the Registrant filed with the Delaware Secretary of State on February 7, 1997.

   *3.2  By-laws of the Registrant.

   10.1 Predecessor's 1994 Stock Option Plan. Incorporated by reference from Exhibit A of Predecessor's Proxy Statement for its 1994 Annual Meeting.

   10.2 Predecessor's 1991 Stock Option Plan. Incorporated by reference from Exhibit A of Predecessor's Proxy Statement for its 1991 Annual Meeting.

   10.3  Predecessor's 1987 Stock Option Plan. Incorporated by reference from
         Exhibit 10.8 to Predecessor's Form S-1 Registration Statement No. 33-23881.

   10.4 Lease, dated July 24, 1980, among Selfix as Tenant and NLR Gift Trust and MJR Gift Trust as Landlord concerning Selfix's facility in Chicago, Illinois. Incorporated by reference from Exhibit 10.9 to Predecessor's Form S-1 Registration Statement Registration Statement No. 33-23881.

   10.5 Patent licensing agreement, dated as of November 2, 1971, between Selfix and Meyer J. Ragir concerning M.J. Molding Process. Incorporated by reference from Exhibit 10.13 to Predecessor's Form S-1 Registration Statement No. 33-23881.

   10.6 Patent licensing agreement, dated as of November 15, 1971, between Selfix and Meyer J. Ragir concerning Suction Lock Products. Incorporated by reference from Exhibit 10.14 to Predecessor's Form S-1 Registration Statement No. 33-23881.

   10.7 Patent licensing agreement, dated as of June 1, 1981, between Selfix and Meyer J. Ragir concerning Shower Organizer Products. Incorporated by reference from Exhibit 10.15 to Predecessor's Form S-1 Registration Statement No. 33-23881.

   10.8 Loan Agreement dated December, 1989 between Selfix and Illinois Development Finance Authority in connection with





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                                                                        FORM 8-B
         Selfix's Industrial Revenue Bond. Incorporated by reference from Predecessor's Form 10-K for the year ended May 31, 1990.

   10.9 Loan Agreement dated September, 1990 between Selfix and Illinois Development Finance Authority in connection with Selfix's Industrial Revenue Bond (the "Series 1990 Bonds"). Incorporated by reference from Predecessor's Form 10-K for the fifty-two weeks ended December 28, 1991.

 *10.10 Employment Agreement dated January 1, 1997 between Selfix and James R. Tennant, Chairman of the Board and Chief Executive Officer.

 *10.11 Reimbursement Agreement by and among Selfix, Shutters, Inc. and LaSalle National Bank dated as of April 12, 1996 relating to letter of credit issued in connection with the Series 1990 Bonds.

  11.1 Statement Regarding Computation of Earnings Per Share is included in the Notes to the Consolidated Financial Statements and is incorporated by reference from Exhibit 11.0 to Predecessor's Form 10-K for the fifty-two weeks ended December 30, 1995.

  16.1 Letter re: Change in Certifying Accountant. Incorporated by reference from Exhibit 16.1 to Form 8-K filed by Predecessor on April 22, 1996.

 *21.1   List of Subsidiaries.

  27.1 Financial Data Schedule. Incorporated by reference from Exhibit 27.0 to Predecessor's Form 10-K for the fifty-two weeks ended December 30, 1995.

 * Filed herewith, exhibits not marked with an asterisk are incorporated by reference.